No Act

ACT ICA
SECTION 26(c)
RULE
PUBLIC AVAILABILITY 4/10/08

RESPONSE OF THE OFFICE OF
INSURANCE PRODUCTS
DIVISION OF INVESTMENT MANAGEMENT

April 10, 2008
Janus Aspen Series

Based on the facts and representations in your letter dated April 10, 2008, and without necessarily agreeing with your legal analysis, we would not recommend enforcement action to the Commission under Section 26(c) of the Investment Company Act of 1940 (the "Investment Company Act") against Allstate Life Insurance Company, Allstate Life Insurance Company of New York, or Lincoln Benefit Life Company (collectively the "Insurance Companies"), each of which owns shares of the Janus Aspen Series ("JAS") Foreign Stock Portfolio, if none of the Insurance Companies seeks or obtains a substitution order under Section 26(c) of the Investment Company Act in connection with a merger of the JAS Foreign Stock Portfolio into the JAS International Growth Portfolio (the "JAS Merger"), as described in your letter.

Our position is based on the facts and representations in your letter, which include your representation that the JAS Merger meets all of the requirements of rule 17a-8 under the Investment Company Act and that shareholder approval is not required for the JAS Merger to proceed in reliance on rule 17a-8. The facts and representations also include the Insurance Companies' factual situations as set forth in your letter, including the effect of the JAS Merger on contract owners and the procedures followed by the Insurance Companies with regard to notification of contract owners about the JAS Merger and about contract owners' rights in connection with the JAS Merger.

Because our position is based on the facts and representations in your letter, you should note that different facts or representations may require a different conclusion. Further, this response expresses the position of the Division on enforcement only and does not purport to express any legal conclusions on the issues presented.

Patrick F. Scott
Senior Counsel
Patrick F. Scott

GOODWIN | PROCTER

Christopher E. Palmer
202.346.4253
cpalmer@goodwinprocter.com

Goodwin Procter LLP
Counselors at Law
901 New York Avenue, N.W.
Washington, D.C. 20001
T: 202.346.4000
F: 202.346.4444

April 10, 2008

William Kotapish
Assistant Director
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Janus Aspen Series

Dear Mr. Kotapish:

On behalf of Janus Aspen Series ("JAS"), a registered investment company advised by Janus Capital Management LLC ("Janus Capital"), we hereby request that the staff of the Securities and Exchange Commission (the "Staff") provide its assurance that it would not recommend enforcement action under Section 26(c) of the Investment Company Act of 1940 (the "1940 Act") to the Securities and Exchange Commission (the "SEC" or the "Commission") against Allstate Life Insurance Company, Allstate Life Insurance Company of New York and/or Lincoln Benefit Life Company (each an "Insurance Company" and collectively, the "Insurance Companies"), each of which own shares of the JAS Foreign Stock Portfolio, a series of JAS, if none of the Insurance Companies seeks or obtains a substitution order under Section 26(c) in connection with a merger of the JAS Foreign Stock Portfolio into the JAS International Growth Portfolio (the "JAS Merger"), as described in this letter. Shareholder approval of the JAS Merger is not required under the 1940 Act because the JAS Merger meets certain conditions set forth in Rule 17a-8 under the 1940 Act.

Although shares of the JAS portfolios are offered to both insurance company separate accounts and qualified plans, the only shareholders of the JAS Foreign Stock Portfolio are the separate accounts of the Insurance Companies used in connection with variable contracts issued by the Insurance Companies (the "Contracts").

Before discussing the proposed merger of two JAS portfolios, we first discuss the 2002 amendments to Rule 17a-8. After discussing the proposed merger, we discuss the requirements and purposes of Section 26(c). In our view, the protections provided under Rule 17a-8 are sufficient to ensure that the purposes of Section 26(c) are met without the need for Commission review and approval of a substitution application.

I. Rule 17a-8

In 2002, the SEC amended Rule 17a-8 to permit fund mergers without an individual exemptive application and without shareholder approval, provided the merger involves none of the four changes that, under the 1940 Act, would otherwise require shareholder approval. In particular, Rule 17a-8(a)(3) requires that the merger be approved by shareholders of the "Merging Company" that is not a "Surviving Company" (as those terms are defined in Rule 17a-8),[1] unless each of the following four requirements are met:

"i. No policy of the Merging Company that under Section 13 of the Investment Company Act could not be changed without a vote of a majority of its outstanding voting securities, is materially different from a policy of the Surviving Company;

ii. No advisory contract between the Merging Company and any investment adviser thereof is materially different from an advisory contract between the Surviving Company and any investment adviser thereof, except for the identity of the investment companies as a party to the contract;

iii. Directors of the Merging Company who are not interested persons of the Merging Company and who were elected by its shareholders, will comprise a majority of the directors of the Surviving Company who are not interested persons of the Surviving Company; and

iv. Any distribution fees (as a percentage of the fund's average net assets) authorized to be paid by the Surviving Company pursuant to a plan adopted in accordance with Rule 12b-1 are no greater than the distribution fees (as a percentage of the fund's average net assets) authorized to be paid by the Merging Company pursuant to such a plan."

To protect shareholders (whether or not shareholder approval is required), Rule 17a-8 requires that the board or boards of each fund in the merger, including a majority of independent directors, make certain findings. In particular, Rule 17a-8(a)(2) requires the following:

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[1] A "Merging Company" is "any registered investment company (or series thereof) participating in the Merger." Rule 17a-8(a)(2). A "Merger" means "the merger, consolidation, or purchase or sale of substantially all of the assets between a registered investment company (or a series thereof) and another company." Rule 17a-8(b)(1). A "Surviving Company" is "a company in which shareholders of a Merging Company will obtain an interest as a result of a Merger." Rule 17a-8(b)(4).

"i. The board of directors, including a majority of the directors who are not interested persons of the Merging Company or of any other company or series participating in the Merger, determines that:

A. Participation in the Merger is in the best interests of the Merging Company; and

B. The interests of the Merging Company's existing shareholders will not be diluted as a result of the Merger.

ii. The directors have requested and evaluated such information as may reasonably be necessary to their determinations in paragraph (a)(2)(i) of this section, and have considered and given appropriate weight to all pertinent factors.

iii. The directors, in making the determination in paragraph (a)(2)(i)(B) of this section, have approved procedures for the valuation of assets to be conveyed by each Eligible Unregistered Fund participating in the Merger. The approved procedures provide for the preparation of a report by an Independent Evaluator, to be considered in assessing the value of any securities (or other assets) for which market quotations are not readily available, that sets forth the fair value of each such asset as of the date of the Merger.[2]

iv. The determinations required in paragraph (a)(2)(i) of this section and the bases thereof, including the factors considered by the directors pursuant to paragraph (a)(2)(ii) of this section, are recorded fully in the minute books of the Merging Company."

In the release adopting the 2002 amendments (the "Adopting Release"),[3] the SEC emphasized that directors should consider all pertinent factors, including four specific factors:

"Directors must request and evaluate any information reasonably necessary to their determinations, and consider and give appropriate weight to all pertinent factors in making their findings under the rule, and in fulfilling the overall duty of care they owe to the fund's shareholders. In making their determinations, boards should consider, if relevant, the following factors, among others -

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2 Item (iii) is not relevant to the JAS Merger because no Eligible Unregistered Fund is participating in the proposed merger. Instead, the JAS Merger involves two series of a registered investment company.

3 Investment Company Mergers, Rel. No. IC-25666 (July 18, 2002) ("Adopting Release").

- Any fees or expenses that will be borne directly or indirectly by the fund in connection with the merger;
- Any effect of the merger on annual fund operating expenses and shareholder fees and services;
- Any change in the fund's investment objectives, restrictions, and policies that will result from the merger; and
- Any direct or indirect federal income tax consequences of the merger to fund shareholders.

We do not intend the list of factors to be exhaustive, and none of the factors would necessarily be determinative. Consideration of these specific factors does not relieve a board of the obligation to consider other relevant factors."

The amendments were crafted with the specific understanding that funds are increasingly organized under state laws that do not require shareholder approval of mergers. The SEC explained the reasons for its approach as follows:

> "One commenter recommended that we require shareholder approval only when the merger would result in a change that, in a context other than a merger, would require a shareholder vote under the Investment Company Act. We believe such an approach has merit because it would *preserve important values embodied in the Investment Company Act* while reducing the need for a fund to incur the expense of soliciting proxies when the merger *may not raise significant issues for shareholders*."[4]

II. Proposed Merger

The JAS Trustees have approved a proposal that the JAS Foreign Stock Portfolio (the "Acquired Portfolio") be merged into the JAS International Growth Portfolio (the "Acquiring Portfolio" and, collectively with the Acquired Portfolio, the "Portfolios") (the "JAS Merger").

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[4] Adopting Release (emphasis added).

Shareholder approval is not required for the JAS Merger. In particular, neither state law nor the trust instrument require shareholder approval for the JAS Merger.[5] In addition, shareholder approval is not required by Rule 17a-8. The JAS Merger involves none of the four changes that would trigger the need for shareholder approval under Rule 17a-8. In particular:

- no policy of the Acquired Portfolio that under Section 13 of the 1940 Act could not be changed without a vote of a majority of its outstanding voting securities is materially different than a policy of the Acquiring Portfolio;[6]

- no advisory contract between the Acquired Portfolio and any investment adviser thereto is materially different from an advisory contract between the Acquiring Portfolio and any investment adviser thereto, except for the identity of the Portfolios as a party to the contract (in particular, the fee rate paid by the Acquiring Portfolio is the same as the fee rate paid by the Acquired Portfolio);[7]

- the JAS Trustees who are not interested persons, as that term is defined in Section 2(a)(19) of the 1940 Act, of the Trust (the "Independent Trustees") oversee both Portfolios, and the Independent Trustees of the Acquired Portfolio who were elected by its shareholders will comprise a majority of the Independent Trustees of the Acquiring Portfolio; and

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5 JAS is organized as a Delaware statutory trust. The JAS Merger would be accomplished by the following steps: the Acquired Portfolio would transfer its net assets to the Acquiring Portfolio; the Acquiring Portfolio would transfer to the Acquired Portfolio shares with an aggregate value equal to the net asset value of the Acquired Portfolio; the Acquired Portfolio would distribute to its shareholders shares of the Acquiring Portfolio; and the shares of the Acquired Portfolio would be cancelled. This reorganization involves a consolidation of two series and the purchase and sale of substantially all of the assets of a series, and therefore falls within the definition of "Merger" under Rule 17a-8. See n.1, *supra*.

6 The Acquired Portfolio has six policies that under Section 13 of the 1940 Act could not be changed without a vote of a majority of the Acquired Portfolio's outstanding voting securities, referred to herein as fundamental policies. The Acquiring Portfolio has the same six fundamental policies. The Acquiring Portfolio has an additional fundamental policy, which sets forth the 1940 Act diversification requirement. That additional fundamental policy is consistent with the Rule 17a-8 requirements because the Acquired Portfolio could adopt that additional fundamental policy (*i.e.*, move from a non-diversified portfolio to a diversified portfolio) without shareholder approval. The fundamental policies for both Portfolios are set forth in the JAS statement of additional information. The JAS prospectus does not set forth any fundamental policies.

7 The advisory contracts for both Portfolios set forth an advisory fee payable to Janus Capital equal to an annual rate of 0.64% of the Portfolio's average daily net assets. There are no material differences between the other terms of the two advisory contracts.

- any distribution fees (as a percentage of a Portfolio's average net assets) authorized to be paid by the Acquiring Portfolio pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act are no greater than the distribution fees (as a percentage of a Portfolio's average net assets) authorized to be paid by the Acquired Portfolio pursuant to such a plan.[8]

The JAS Trustees, each of whom is an Independent Trustee, considered a variety of factors in approving the JAS Merger. The Trustees considered the factors listed above, including the fact that the advisory fee rate and the Rule 12b-1 fee rate are the same for both Portfolios. The Trustees also considered that the Portfolios have similar investment strategies, and that the JAS Merger would involve the consolidation of a smaller Portfolio into a larger Portfolio with a lower total expense ratio. In particular:

- both Portfolios have a non-fundamental objective of seeking long-term growth of capital;

- both Portfolios pursue the objective by investing, under normal circumstances, at least 80% of investible assets in stocks of issuers located in several different countries, excluding the U.S.;

- the annual 2007 expense ratio was 1.35% for the Acquired Portfolio and 0.95% for the Acquiring Portfolio;[9] and

- as of December 31, 2007, the net assets were $24.7 million for the Acquired Portfolio and $2.976 billion for the Acquiring Portfolio.

The JAS Trustees also considered the following factors:

- that Janus Capital agreed to pay the expenses related to the JAS Merger, including legal and accounting expenses, and that no such expenses will be paid out of the assets of either Portfolio;

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8 The Acquired Portfolio offers only one class of shares, Service Shares. The Service Shares include a Rule 12b-1 fee at an annual rate of 0.25%. The Acquiring Portfolio includes three classes: Service Shares, Service II Shares, and Institutional Shares. Under the JAS Merger, shareholders of the Acquired Portfolio, who currently hold Service Shares, would receive Service Shares of the Acquiring Portfolio. The Service Shares of the Acquiring Portfolio, like those of the Acquired Portfolio, have a 12b-1 fee at an annual rate of 0.25% of average daily net assets.

9 The expense ratio of 1.35% for the Acquired Portfolio includes 0.02% of expenses of other investment companies in which the Acquired Portfolio invested, pursuant to Form N-1A fee table requirements. The 2007 expenses of the Portfolios were not reduced by any expense limitation arrangement.

- that the JAS Merger will be based on the relative net asset values of the Portfolios as of the effective date of the JAS Merger, with the Portfolios using the valuation procedures set forth in the registration statement for the Portfolios; and

- that Janus Capital had received an opinion of counsel that the JAS Merger would be a tax-free reorganization under the Internal Revenue Code and thus would not have any adverse impact on Contract owners invested in either Portfolio (the "Contract Owners").

In accordance with Rule 17a-8, the JAS Trustees, each of whom is an Independent Trustee, determined that participation in the JAS Merger is in the best interest of the Acquired Portfolio and the Acquiring Portfolio and that the interests of those Portfolios' existing shareholders will not be diluted as a result of the JAS Merger. In making those determinations, the Trustees focused on the Contract Owners, not the Insurance Companies. The JAS Merger meets all of the additional requirements of Rule 17a-8.

As of the date of this letter, each Insurance Company provides at least 20 investment options in the Contracts.

We are requesting a no-action position only with respect to each Insurance Company whose factual situation is as follows:

- the JAS Merger does not result in any change in the amount of any Contract Owner's accumulated value or in the dollar value of his or her investment in the relevant separate account;

- the JAS Merger does not cause any fees or charges under the Contracts to be greater after the JAS Merger than before the JAS Merger;

- the JAS Merger does not alter the Contract Owners' rights under the Contracts or the Insurance Company's obligations under the Contracts;

- the JAS Merger does not result in any tax liability to the Contract Owners;

- at least 45 days prior to the effective date of the JAS Merger, the Insurance Company informed Contract Owners with values invested in the Acquired Portfolio of the JAS Merger and the fact that they may, prior to the JAS Merger, transfer values out of the subaccount invested in the Acquired Portfolio and into any other investment option under the Contract without any fees or charges (and without the transfer counting as a transfer for purposes of any limit on the number of free transfers or any limit on the number of transfers under the Contracts); and

- shortly after the effective date of the JAS Merger, the Insurance Company notifies all Contract Owners whose values were transferred pursuant to the JAS Merger of the right to make transfers of those values out of the Acquiring Portfolio and into any other investment option under the Contract without fees or charges (and without the transfer counting as a transfer for purposes of any limit on the number of free transfers or any limit on the number of transfers under the Contracts) within 60 days after the effective date of the JAS Merger.

III. Section 26(c)

Section 26(c) prohibits a depositor or trustee of a registered unit investment trust holding the security of a single issuer, such as an insurance company separate account, from substituting another security for such security unless the SEC shall have approved such substitution. The section provides that the SEC shall approve the substitution if the evidence establishes the following two points:

- that the substitution is "consistent with the protection of investors"; and
- the substitution is consistent with "the purposes fairly intended by the policy and provisions of" the 1940 Act.

The Staff has summarized the purposes of Section 26(c) as follows:

> "Prior to the enactment of Section 26(c), Section 26(a)(4)(B) of the Act required that the trust instrument of a unit investment trust provide that the sponsor or trustee notify the trust's shareholders within five days after a substitution of underlying securities. According to the legislative history of Section 26(c), Congress was concerned that, in the case of a unit investment trust holding the securities of a single issuer, notice of a substitution does not provide adequate protection to investors, 'since the only relief available to the shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution.'"[10]

[10] *American Enterprise Life Insurance Co.*, 2002 SEC No-Act. Lexis 455 (April 30, 2002), quoting S. Rep. No. 184, 91st Cong. 1st Sess. 41 (1969).

In a series of no-action letters, the Staff took the position that substitution orders were not required for fund mergers which, at that time, generally required shareholder approval.[11] We are not aware of any relevant no-action letters since the 2002 amendments to Rule 17a-8.

IV. Discussion

In our view, the requirements of Rule 17a-8 are sufficient to ensure that any fund merger not requiring shareholder approval does not involve the abuses at which Section 26(c) was targeted. In particular, before a merger can be effected without shareholder approval, each of the following requirements must be met:

- The board of each fund, including a majority of directors who are not interested persons of the fund or any other fund or series participating in the merger, must determine that (1) participation in the merger is in the best interests of the fund, and (2) the interests of the fund's existing shareholders will not be diluted as a result of the merger;

- The directors, in making their determination, must request and evaluate all relevant factors in making the required determinations and fulfilling their fiduciary duty, including fees, expenses, taxes and investment objectives and policies;

- The adviser must be the same;

- Advisory fees must not increase;

- Rule 12b-1 fees must not increase; and

- There must be no change in the acquired fund's fundamental policies.

Those requirements, in our view, provide sufficient protection to investors to ensure that the changes to the selected investment option are not the types of changes that could reasonably be expected to result in investor dissatisfaction and the need for the investor to incur another sales

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[11] See, *e.g.*, *Bankers Security Life Ins. Society*, 1991 SEC No-Act. Lexis 921 (July 11, 1991); *The Prudential Insurance Company of America*, 1986 SEC No-Act. Lexis 2525 (July 18, 1986); *Connecticut General Life Ins. Co.*, 1985 SEC No-Act. Lexis 2584 (Oct. 3, 1985); see also *Generic Comment Letter*, 1991 SEC No-Act. Lexis 1452 (Nov. 15, 1991) (Comment 15) (noting that staff did not object to Section 17 application, which did not seek Section 26 approval for merger of underlying funds in reliance on the cited no-action letters). See also *Northwestern National Life Ins. Co.*, 1995 SEC No-Act. Lexis 500 (April 10, 1995) and 1990 SEC No-Act. Lexis 743 (April 27, 1990) (permitting substitutions without order where contract owners approved substitution).

charge. We also note that the Acquired Portfolio is just one investment option under the affected Contracts, which provide a variety of other investment options to which account value may be transferred without fees or tax consequences.

Although worded somewhat differently, the standard for Section 17 relief is substantially similar to the standard for Section 26(c) relief. Section 17(b) sets forth the following standard for individual exemptive relief:

- "fair and reasonable"
- does "not involve overreaching,"
- "consistent with the policy of each [fund]," and
- "consistent with the general purposes" of the 1940 Act.

The following standards for Section 26(c) approval are similar:

- consistent with the "protection of investors," and
- consistent with the "purposes fairly intended by the policies and provisions" of the 1940 Act.

If a transaction meets the requirements of Rule 17a-8, it should be viewed as meeting the statutory standards for Section 17 relief, which are substantially similar to the statutory standard for Section 26(c) approval.

As noted above, Congress passed Section 26(c) to protect unit investment trust investors from an unwelcome substitution, where the only relief available if dissatisfied would be to redeem shares and suffer a new sales load. A fund merger without shareholder approval meeting the standards of Rule 17a-8 would not result in a significant change in the underlying investment. In fact, the underlying fund could itself implement all of the changes without shareholder approval. Therefore, the requirement for SEC review and approval of a substitution application would not seem warranted to fulfill the intent of Congress.

We believe a comparison of a variable contract owner to a retail fund shareholder supports the view that a substitution application is unnecessary. By adopting the Rule 17a-8 amendments, the SEC found that fund shareholders are sufficiently protected from a "bait-and-switch" through the shareholder approval requirements plus the independent board findings. Since the 2002 changes, a shareholder investing in Fund A through the transfer agent, a retail brokerage account or a retirement plan platform may find that Fund A is merged into

Fund B without a shareholder vote, provided the standards of Rule 17a-8 are met. We see no reason why the variable contract owner invested in a similar fund would need any additional protections from an SEC review of a substitution application. Furthermore, the factors that the SEC generally considers in reviewing a substitution application, such as investment objectives and fees, are already sufficiently covered by the Rule 17a-8 standards.

V. Conclusion

For the reasons set forth above, we believe that no substitution order should be required for a merger of underlying fund portfolios pursuant to Rule 17a-8, even where no shareholder approval is required. In short, the standards of Rule 17a-8 ensure that the transaction meets the purposes of Section 26(c), without the need for individual SEC review and approval. We therefore respectfully request that the Staff provide its assurance that it will not recommend enforcement action to the Commission if JAS implements the JAS Merger without the Insurance Companies investing in the JAS Foreign Stock Portfolio seeking and obtaining a substitution order under Section 26(c) of the 1940 Act.

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Please contact me if you have any questions or would like any additional information.

Yours truly,

Christopher E. Palmer

CEP:am

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